Kopin Corporation

125 North Drive

Westborough, MA 01581

May 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Herbert

Re: Kopin Corporation

Registration Statement on Form S-3

File No. 333-278075

Dear Mr. Herbert:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-278075) (the “Registration Statement”) of Kopin Corporation. We respectfully request that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on May 20, 2024 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Jack Concannon at (617) 951-8874.

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Very truly yours,

Kopin Corporation

By:	/s/ Richard A.Sneider
Richard A. Sneider
Treasurer and Chief Financial Officer

CC:	John J. Concannon III, Esq., Morgan, Lewis & Bockius LLP